
TELEGRA
NOON, JANUARY 30, 1942.
VOL. XLI NO. 25.
20 Axis S
Cooker
Order
May Purchase
Another Plant
for Assembling
Employment to Be Increased as Set-Up Is Perfected
Planes Attack
Undersea Boat
Off West Coast
Ships Warned Waters
Near East Coast
Dangerous
Japanese Drive
Roosevelt Works as Usual
as Nation Celebrates His
60th Birthday Anniversary
Battles Raging
Only 18 Miles
from Fortress
MacArthur Expecting
Renewed Assaults
in Luzon
Hitler Admits War May Not End
in 1942; Predicts Final Victory
Hitler Speech
in Brief
Roosevelt, Churchill Denounced; U-Boat
Drive Against America Promised in
Speech to Germany
PRES. ROOSEVELT
Car

65 *Years of Defense*

2007 Annual Report

National Presto Industries, Inc.



Although better known for its pressure cookers and small appliances, National Presto also has a long and proud history as a manufacturer of products for the defense of our country. This year's cover is the third in a series of anniversary stories. It commemorates the passage of 65 years since the Company received its first major defense contracts in January 1942 to produce artillery fuzes.

Shown on the cover is the actual newspaper article published in 1942 announcing the award of the first two defense contracts. These two contracts were the key to the ongoing existence of the Company. Its commercial production and sales of pressure cookers had been all but shut down, as aluminum was a rationed material, available only for defense. Thereafter, the Company adopted the tenet that it would always maintain a defense presence, so that it would be in a position to continue in both times of peace and war. That presence was maintained during the Korean conflict when it made fuzes once again, 90MM cartridge cases, 105MM projectiles and parts for B-47 and B-52 bombers. It became an innovator as well, inventing a cold draw process that enabled it to make cartridge cases out of steel rather than brass, saving scarce and expensive copper; and the hot cup/cold draw process to produce both a better quality and more consistent 105MM and 8" shell at a fraction of the cost. The Company dedicated its Eau Claire facility to the latter process, installing seven lines of equipment. The lines were heavily used during the Vietnam conflict and maintained in a high state of readiness until 1993 when the U.S. government obsoleted most of its conventional munitions and abandoned the equipment in place.

The Company resumed its defense presence by acquiring AMTEC Corporation in 2001, Spectra Technologies, LLC in 2003, and certain assets of Amron, LLC in 2006. All three companies are involved in the manufacture of the munitions used by the modern day soldier. A picture of such a soldier is found on the bottom of the cover. Products include a variety of training and tactical 40mm rounds (the ammunition of choice in desert and urban conflicts) as well as cartridge cases for medium caliber ammunition.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(in thousands except per share data)

YEARS ENDING DECEMBER 31,	2007	2006	2005
Net sales	$420,716	$304,681	$184,565
Net earnings	$ 38,623	$ 27,960*	$ 16,417*
Weighted average common and common equivalent shares outstanding	6,836	6,831	6,827
Net earnings per common share	$ 5.65	$ 4.09*	$ 2.40*
Dividends per common share	$ 3.80	$ 2.12	$ 1.67
Stockholders' equity per common share outstanding	$43.10	$41.04	$39.04

* *2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.



The 2006 annual report predicted that among the biggest challenges facing your Company in 2007 would be the impact of rising costs and the difficulty of passing those costs on to customers. That was indeed the case, particularly for the Housewares/Small Appliance and the Absorbent Products segments, and to a lesser extent the Defense segment which enjoyed some, albeit limited, protection through small annual cost escalation provisions on the two key commodities: steel and aluminum.

Nonetheless, largely, as a result of the superlative performance of the Defense segment which managed to both meet formidable delivery schedules and control costs, record earnings were attained. Net consolidated 2007 sales increased by $116,035,000 or 38% to $420,716,000 from the $304,681,000 enjoyed in 2006. Like 2006, all three of the Company's business segments contributed to the increase, with the bulk of the increase (84%) once again stemming from the Defense segment, which had its first full year of performance under the 40mm systems contract, in contrast to the partial year of shipments in 2006. The balance of the increase was divided approximately one third and two thirds between the Housewares/Small Appliances and the Absorbent Products segments, respectively.

Net earnings also increased dramatically. They climbed by $10,663,000 or 38% to an all time high of $38,623,000 from the $27,960,000 realized in 2006. Again like 2006, the boost in earnings was largely attributable to the Defense segment's performance. With the closing of the Atlanta facility, improved performance of its equipment, and the implementation of cost reduction initiatives, the Absorbent Products segment enjoyed positive cash flow, and a much reduced loss, which served to enhance comparative consolidated earnings. The reduction more than exceeded the absence of the one time benefit in 2006 of a multi-year research and development tax credit and the year-to-year decline in Housewares/Small Appliance earnings. Housewares/Small Appliances was perhaps the segment hardest hit by cost increases, in particular those stemming from the decline of the U.S. dollar and high energy costs. It also was affected by an increase made to the Company's environmental reserve, in recognition of the fact that EPA oversight costs and the operation of on and off site environmental remediation programs have and are projected to continue beyond the original anticipated time frame.

As outlined in detail in the 2006 letter, substantial time was dedicated during 2007 to issues that arose out of the Investment Company lawsuit filed by the SEC in July 2002. Ramifications from the suit served to delay the filing of the 2005 and 2006 Forms 10-K and 10-Q, and in turn the 2007 quarterlies. With the issuance of the May 2007 Court of Appeals decision in the Company's favor and the completion of the filings of its 2005 and 2006 reports in October, most of the issues were resolved. In the little time that remained in 2007 to perform the requisite Sarbanes Oxley testing, complete the reviews of the quarterly data and enable an audit of the 2007 year, focus was placed on insuring that the year-end filing was completed on a timely basis. It will be most welcome indeed to resume a normal schedule in 2008 and file quarterly and annual reports per the usual timetable.

In keeping with much of its history, the Company's long standing record of paying generous dividends continued in 2007. The Board of Directors approved dividend action for the 64th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2008 consisting of an increased regular dividend of $1.00 per share plus an extra of $3.25 per share. Once again, the entire dividend was derived from operating earnings.

As of this writing, it would appear that 2008 will be a challenging year for the Housewares/Small Appliance and Absorbent Products segments. The cost increases that troubled 2007, which to a large degree were attributable to a weak U.S. dollar, will continue in full force in 2008 unless the Federal Reserve Board changes its course. The three reductions in the federal funds rate in 2007 plus the three that have occurred in early 2008 have served only to exacerbate the situation. For more details, see pages 4 and 8. In contrast, if the Defense segment is able once again to operate with the efficiency that characterized its 2007 performance, 2008 should be a rewarding year. Its backlog position is strong. The contracts it will be executing in 2008 were for the most part awarded in 2007 (FY07), providing it with an opportunity to lock in most of its material costs, although it too is vulnerable to other cost increases, in particular, energy. Of special note is the change in contract practices for load, assemble, and pack (LAP) work which has provided the Segment with an opportunity to itself perform LAP work on 40mm training rounds. For further details see page 7. All in all 2008 promises to be both challenging and potentially rewarding.

Maryjo Cohen
Chair of the Board and President

REVENUE SOURCES:

The increasing importance of revenues supplied by the Defense and Absorbent Product segments to overall Company sales is illustrated in the table below. As projected in the 2007 annual report, increases in the sales of these segments in 2007 were sizable. Although further increases are anticipated in 2008, they are not expected to be as dramatic.

YEAR	SUBSIDIARY SALES	PERCENTAGE OF YEAR-OVER-YEAR INCREASE	PERCENTAGE OF CONSOLIDATED SALES
2001	$ 7,814,000	–	6.6%
2002	$ 17,697,000	126.5%	14.2%
2003	$ 21,498,000	21.5%	17.1%
2004	$ 52,796,000	145.6%	33.2%
2005	$ 72,578,000	37.5%	39.3%
2006	$180,226,000	148.3%	59.2%
2007	$289,449,000	60.6%	68.8%

HOUSEWARES/SMALL APPLIANCE SEGMENT:

Business Climate

The 2007 retail holiday season was one of the weakest in years. With high prices at the gas tank and in the grocery store, consumers cut back holiday gift purchases and retail sales suffered. To boost traffic, retailers reduced prices and looked to their suppliers for support. The result was a climate in which it has been and is extraordinarily difficult to raise prices, despite the fact that price increases are dictated by economic necessity.

Like its competitors, the Company's Housewares/Small Appliance segment purchases virtually all of its products from China. The Chinese currency, the Yuan or Renminbi (RMB) had historically been tied to the U.S. dollar. In response to U.S. political pressure, the Chinese severed the tie beginning in July 2005, and allowed the currency to float in a controlled fashion vis-à-vis the dollar. Further political pressure coupled with the decline in the purchasing power of the U.S. dollar (in part reflecting the Federal Reserve Board's federal fund rate reductions) has resulted in substantial appreciation of the RMB. As of the end of 2007, the U.S. dollar had declined vis-à-vis the RMB by 11.8% from 2005 levels. In 2007, alone, the decline was 6.9%. Moreover, with the spectacular rise of petroleum prices (over 80% in 2007), commodity increases during the 2005–2007 period have also been sizable—plastics, which are petroleum based, increased 40 to 50%; aluminum which requires a significant amount of energy to process into ingot and rolling stock was up 60 to 70%. Finally, China itself has experienced significant inflation and an ever increasing minimum wage. Once purchased, product must be transported across the ocean, over land to distribution points and then to the customer. With the surge in energy prices, these transport costs are up as well. Despite the fact that the point has long since passed in which cost increases can reasonably be absorbed by either U.S. suppliers or their Chinese vendors, retailer intransigence to price increases continues. The need to raise prices to adequate levels to offset the cost increases must be balanced against the very real risk of loss of product placement. In their desire to maintain what they believe to be magic price points at a profitable level, some retailers have asked the vendor community to cut costs by reducing quality. That request is extremely short sighted as it ultimately results in at best a dissatisfied customer and at worst potential injuries and recalls, e.g., Mattel's use of lead paint in toys. Other retailers, concerned that cost pressures will cause their vendors to cut corners, have demanded that their suppliers pay for costly inspections at independent laboratories. Of course, such testing serves only to add more costs to an already burdened supply chain.

One of the casualties of the cost pressures was the Company's national television advertising program which since 1977 has featured the Company's FryDaddy® deep fryer. With the precipitous decline in margins, the program was unfortunately no longer affordable.

New Products

In response to the economic pressures described above, the Company's Housewares/Small Appliance segment focused on ways and means to reduce costs by changing materials, modifying construction and reducing product cube and yet still provide a quality product. Likewise, alternative vendors were sought in an effort to find lower cost sources. Success can at best be considered mixed, as illustrated by the Company's experience with two of its 2007 new production introductions.

One of the Company's most popular products has been its line of cool touch griddles. The 21-inch Cool Touch Electric Griddle shown at (A), which normally retails between $29.99 and $39.99, has been particularly popular as a promotional piece at bargain price points (as low as $9.99 and commonly, $19.99). In an effort to avoid increasing the griddle's price, the product and a similar 16-inch version were redesigned. The result was the griddle illustrated at (B). The new product does use less aluminum as it is 20 inches in length, rather than 21 inches. Its chief cost benefit, however, is its low profile design which increases the number of units that fit in a shipping container, reducing on a per unit basis, ocean and overland freight charges. Unfortunately, by the time the griddle was in production, the dollar had depreciated to the point that the new griddle's cost far exceeded the target required to reasonably maintain the desired price point. Nevertheless, it did provide savings over the original product, thereby reducing some of the costs that would have otherwise been incurred

A



B



without the change. Moreover, the low profile design provides the homemaker with two real benefits. The first is appearance. The new griddle is sleeker and far more elegant than the original, and ideal as a buffet server. Second, although all of the Company's griddles are fully immersible and dishwasher safe, few actually fit comfortably into a dishwasher. The low profile design is such that the griddle slips into most any dishwasher rack with ease, leaving plenty of space for plates and glasses. It also provides better utilization of cupboard space. In terms of utility and quality, it is, like the Company's other griddles, a first rate product—its die cast construction results in even heating; it is coated inside and out with a deluxe nonstick coating which promotes low or no fat cooking and assures easy cleaning. Temperatures are precisely controlled with the Control Master® heat control.

In an effort to secure lower cost alternatives, the Company went outside its normal vendor base and selected the low cost bid from a new source for two of its 2007 new product introductions. Touted as vertically integrated, the new source theoretically enjoyed economies of scale which made it possible for it to offer products at substantial discounts. The new source unfortunately did not live up to its billing in part due to its own internal cost pressures. It cut corners in all respects—from the steel it used for tooling, to the equipment that it provided for production, to its manufacturing practices and quality control. In the case of one product, its equipment could not hold the requisite tolerances and it was not able to build a single unit to specifications. The retail customers which had planned to carry the product were informed it would not be forthcoming and the product was canceled. In the case of the second, the FlipSide™ Belgian waffle maker, the tooling was so substandard that production was completely shutdown during the heart of the all important holiday shipping season after less than a third of the planned quantity had been produced. Before production could resume, the tooling had to be rebuilt from scratch. Much of that which was built was likewise substandard. Shipments were continually delayed as the majority of the waffle makers coming off the line were rejected during the Company's buying agent's inspections. Retail orders and promotions were reduced and/or canceled in keeping with the minimal flow of product. The few waffle makers that were shipped did comply with the Company's high quality standards. By the end of the year, the product was flowing, however, the manufacturer indicated that once it completed the original orders, it would increase pricing well beyond that quoted by the Company's traditional sources.

Fortunately, the FlipSide™ waffle makers that were shipped did meet with favorable consumer response. The waffle maker, depicted at (C), is a handsomely styled product with brushed stainless accents designed to make an extra large and thick restaurant-style Belgian waffle. The key to the product is the patent pending flip mechanism, illustrated at D, which enables the unit to rotate 180 degrees for a waffle with a crisp exterior and a fluffy, tender interior. The unique flip mechanism includes a vertical lock with which the homemaker can lock the waffle maker after use in the vertical position shown at (E). In that position, the waffle maker consumes minimal space in the cabinet or on the counter. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat up, speedy cooking (waffles are done in 3 to 4 minutes), uniform, perfect browning and easy release every time.

D



E



C



The Company also introduced the 12-inch Electric Stainless Steel Skillet depicted at (F) as part of its department store line. Made of luxurious, gleaming stainless steel inside and out, the skillet has an impact welded aluminum base which

F



assures both a super fast heat up and even heating. Cooking temperatures are easily selected and automatically maintained with the Presto® Control Master® heat control, enabling the pan to reach and hold most any cooking temperature—from the low temperatures required for the perfect omelet to the high heat needed for wok cooking. The skillet also features a see-through glass cover with matching stainless steel rim. Both the skillet (with the control removed) and the cover are fully immersible and dishwasher safe.

Rounding out the 2007 introductions and pictured at (G), was the new Peel a Meal™ automatic electric peeler, a fast and convenient way to peel lots of apples or lots of potatoes at a time—up to two pounds in four minutes or less. A salad spinner attachment accompanies the unit, enabling the user to dry most any leafy vegetable.

G



Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Additional capital was deployed in 2007 to support the horizontal growth of the Defense segment to enable it to meet its augmented sales backlog, and to capitalize on the new vertical integration opportunity referenced in the Letter to Stockholders to load, assemble, and pack training rounds under the 40mm systems contract. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments.

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. In contrast to its actions during first half 2006, when it increased the federal funds rate four times in .25% increments, in 2007, it left the rate untouched until mid-September when it reduced the rate by .50% and then again in two additional .25% increments in October and December, 2007. As a result, comparative yields during the first half of 2007 were higher than those in the proceeding year, and in turn, average yields for the full year exceeded those enjoyed in 2006, notwithstanding the rate reductions in the final four months of 2007. Despite the average $9.4 million decline of principal sums available for investment arising from the use of funds to support corporate growth, the higher yields resulting from the comparatively higher federal funds rate during the first half of the year, did serve to increase earnings by 4.3% from 2006 levels.

DEFENSE SEGMENT:

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC, Corporation)
East Camden, Arkansas

Amron
(A division of AMTEC, Corporation)
Antigo, Wisconsin

AMTEC's product line includes ordnance items such as low and high velocity 40mm training rounds (pictured at A), non-lethal sponge grenades (depicted at B) and high explosive tactical rounds (shown at C). It is one of two prime contractors

A B C



producing the complete complement of 40mm cartridges for the U.S. Government. Spectra Technologies, LLC, East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm, and 40mm) for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC.

During the review year, sales and earnings increased by 77% and 80%, respectively over those enjoyed in 2006. Like 2006, the major portion of the increase was attributable to the 40mm systems contract under which AMTEC is responsible for the delivery of 55% of the 40mm rounds required by the Army over a five year period. Both Spectra and Amron did enjoy most welcome increases on work unrelated to the 40mm rounds, as well.

2007 was the first full year of shipments under the 40mm systems contract, in contrast to 2006, when shipments began in the second half. Despite its challenging first full year delivery requirements, AMTEC managed to stay on and in many cases pull ahead of schedule to provide the government with the ammunition it needed.

At the time the systems contract was awarded, the government mandated that the final load, assemble, and pack (LAP) of three of the 40mm rounds be performed at a government owned loading plant. In 2007, it concluded that it was wise to have more than one source available to perform the LAP work. Accordingly, the Segment's LAP arm (Spectra) began building a facility and equipping it to place itself in a position to perform LAP work on 40mm training rounds starting in second quarter 2008. Once completed, AMTEC will be a largely integrated systems contractor, providing the fuze (AMTEC Janesville facility), the cartridge case (Amron) and the LAP work (Spectra).

As in 2006, 2007's Defense backlog is in a very healthy position. The backlog at year-end 2007 was approximately $230 million compared to the prior year's $250 million.

ABSORBENT PRODUCT SEGMENT:

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

Most of the products produced by this subsidiary are under private label. Products include adult briefs, underwear, baby diapers, and training pants as illustrated in D thru H.

D


NAPS.
L

E


Protective Underwear

F


TenderCare

G


Thin
Baby Diapers
18

H



The subsidiary enjoyed an increase in revenues in 2007 of 22%, compared to those realized in 2006.

Late in 2006, the decision was made to close a sister plant in Atlanta, Georgia and move the equipment to the Eau Claire, Wisconsin facility. The move was completed in March 2007. As anticipated, there were immediate benefits to having the equipment housed in a single plant, among which were reduced overhead costs, more flexibility, and greater efficiency stemming in part from the reduction in the number of machine changeovers required to make different sized products. Based on the costs stemming from the move, rising material prices, and the ongoing struggles to operate the high speed adult machines efficiently,

2007 was not expected to be a profitable year for the Segment. Although not profitable, it certainly was greatly improved, with a significantly reduced loss and positive cash flow (the so-called positive EBITDA [earnings before interest, taxes, depreciation and amortization] beloved of mergers and acquisition specialists). The improvement was in largest part attributable to a combination of the plant consolidation and to more efficient operation of the high speed equipment as the Company's employees continued to move up what has been a very steep learning curve.

Although targeted efficiency levels are expected to be reached by mid-year 2008, profitability is not assured due to two issues. The first is the ongoing increase in material costs precipitated by the high cost of petroleum and by the sharp decline in the value of the U.S. dollar. Most of the materials used in the Segment's products are petroleum based. Film back sheets, cloth-like back and top sheets, the super absorbent polymer that absorbs body fluids, adhesives, fastening tapes, hook and loop fasteners, elastics and the bags in which the product is packed are all derived from petroleum. Increases since 2006 are as high as 30% on these materials. Of course, transportation costs have likewise increased. Fluff pulp, a key ingredient has not only climbed precipitously (up 50%), but has become a challenge to secure, as the processing plants that would normally manufacture fluff pulp have been diverted to paper pulp, a product that is less costly to make than its fluffy counterpart. The sudden demand for paper pulp stems from the cheap U.S. dollar. Europeans are finding that it is more economical to buy their paper pulp from the States than at home, and are purchasing sizable quantities, siphoning off available supply. Increasing prices to the level required to offset these astronomical cost increases is not feasible. Instead, ways and means are being sought to decrease the amount of material used in finished product in order to lessen the impact of the cost increases and to reduce product cube to minimize per unit transportation costs. The second issue is one of capacity utilization. As equipment usage becomes more efficient, additional capacity is created. The full benefit of the additional efficiency can only be enjoyed if it can be used, i.e., there is an outlet for the additional product that can be produced with the newly created capacity. The ability to fully utilize the new capacity is a very real concern, particularly in light of an important customer's warning that its 2008 volume may decline rather than grow.

The products on the following pages and those shown on pages 5 and 6 provide a representation of the complete Presto® product line.

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza fast—whether it's fresh, frozen, regular or rising crust. Unlike ordinary ovens, there's no preheat time necessary. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order. Heating elements shut off at the end of cooking time, and the timer signals when the pizza is done. The removable nonstick baking pan easily wipes clean and is compact for convenient storage.

Presto® Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and deluxe nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility.

B. 16" Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra sized, high sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham.

11" Electric Skillet also available.

C. 16" Electric Skillet with Glass Cover

This skillet features the generous cooking surface and extra high sidewalls found in the skillet shown in B, along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server.

Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

D. Cool Touch Electric Foldaway™ Griddle

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway™ feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a

A



B



C



D



cool-touch surround with a handy slide-out drip tray. Its premium nonstick surface provides stick-free cooking and easy cleaning. Control Master® heat control maintains cooking temperatures automatically. It is fully immersible with the heat control removed and fits in most dishwashers.

E



F



G



E. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than the standard jumbo sized griddle. The product features special "Tilt'nDrain" handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

F. Cool Touch Electric Tilt'nDrain™ griddle

This griddle's square-like shape not only maximizes the efficient use of counter and storage space, but also provides a generous cooking surface that can handle up to 9 slices of french toast—12.5% more than the standard jumbo sized griddle. Like the griddle shown in E., above, it too boasts the "Tilt'nDrain" feature, easily adjusting from a level grilling surface for eggs and pancakes to a tilted draining surface for bacon and other meats.

G. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch nonstick cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

A. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. Handy scoop stirs, separates, lifts, drains, and serves. Snap-on lid permits oil storage in the fryer without spills or odor.

GranPappy® electric deep fryer (6-serving size) also available.

A


FryDaddy

B. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, assures quick and easy cleaning. Snap-on lid allows oil to be stored in the fryer for future use.

B



C. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter helps to absorb frying odor. Temperature settings are easily selected with the adjustable thermostat. Signal light indicates when the oil is ready for frying. Nonstick pot removes for quick and easy cleaning.

C



D. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat. A handy signal light indicates when the oil is ready for frying. A cover with filter is included to help reduce spattering. Both the heating element and enameled pot remove for fast cleanups.



E. Stainless Steel Digital ProFry™ immersion element deep fryer

This professional-style deep fryer features digital controls which include an adjustable thermostat and countdown timer. A handy light signals when the oil has reached the desired temperature. The fryer has a generous 9-cup capacity and an 1800-watt immersion element which enables quick preheating and fast oil recovery, insuring perfect, crisp foods every time. It also has a filtered cover to reduce spattering and odors. The frying vessel is removable and easily cleaned, as it is immersible and dishwasher safe. Attractively styled with a stainless steel surround, the unit is a handsome addition to any kitchen.

E



F. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty as well as a special aluminum-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable polished aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4-, 6-, and 8-quart sizes. (6-quart size shown)

Aluminum models available in 4-, 6-, and 8-quart sizes.

F



G. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (16-quart size shown).

Also available without steam gauge in 16-quart liquid capacity size.

G



H. Electronic Clock/Timer

This timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read L.C.D. digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet for use on metal surfaces. A heavy-duty battery is included.

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I. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.

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J. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.


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PROFESSIONAL

A. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Presto® Orville Redenbacher's hot air popper also available.*

B. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.

**Orville Redenbacher's is a registered trademark of ConAgra Foods, Inc.*

C. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.

D. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.

E. LeverEdge™ cutting center

The LeverEdge™ cutting center offers an easy method for cutting through squash and other ultra hard vegetables, as well as fast chopping and slicing with precision. The cutting center includes two cutting surfaces and two special knives. The patented pivot system provides the extra leverage needed to cut hard foods. A special blade lock holds the knife in place for fast and precise chopping and slicing. The cutting center also provides the means to slice bread evenly and ripple cut fruits and vegetables with ease. Knives are made of extra-thick, super-hardened stainless steel with comfortable ergonomic handles. The cutting center base is completely immersible and dishwasher safe for easy cleaning. The pivot post folds into the base for convenient storage.

A



B



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F. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.

G. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.

H. MyPod® refillable coffee holders

This coffee holder is designed to be used with Senseo* pod coffee makers. Pod coffee makers brew a single cup of gourmet coffee from a commercially packaged pod in about a minute directly into the serving cup. The MyPod® coffee holder enables consumers to use their own ground coffee, making it possible for them to brew a favorite blend or flavor and providing instant cost savings, as ground coffee is far less expensive than the pre-packaged pods. Since coffee ground from whole beans can be used, freshness is assured. MyPod® refillable coffee holders include the special holder that replaces the one that accompanies the coffee maker, 100 filters, and a measuring scoop.

** Senseo is a trademark of Koninklijke Philips Electronics N.V. LTD. LIAB. CO.*

I. ShineOn™ electric shoe polisher

The ShineOn™ electric shoe polisher shines men's, women's, and children's shoes like a professional—fast and easy. It's a complete shoe care kit containing 1) a sleek powerful black and silver power handle; 2) two color-coded polishing brushes, one black and one brown which fit on the power handle, providing an automated, easy way to polish shoes; 3) two color-coded buffing pads—one black and one brown which attach to the power handle for the final touch—powered buffing that provides a professional gleam with automated ease; 4) a handy storage tray; and 5) two color-coded polish applicators, one black and one brown for convenient and tidy manual application of polish-paste or cream to shoes.

J. HeatDish® Plus Footlight® parabolic electric heater

This heater features a parabolic reflector that enables it to concentrate heat so effectively that it feels three times warmer than 1500-watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight® base indicates if the heater is plugged in. Special safeguard features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.

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HeatDish

Presto® Professional Line

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label.

A. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Quick, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

A



B. CoolDaddy® cool touch deep fryer

This attractive cool-touch fryer is great for making up to six big servings of food, fast and easy. The exterior handle enables food to be lowered into the hot oil with the cover closed to prevent spattering. Select the desired temperature settings with the adjustable thermostat. A signal light indicates when the oil is ready for frying. The replaceable charcoal filter helps to absorb frying odor. The nonstick pot removes for quick and easy cleaning.

B



C. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. The multi-cooker is fully immersible.

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D. EverSharp™ electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

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E. Electric Skillet and Server

This nonstick skillet is ideal for roasting, frying, stewing, and braising. Designed with an attractive oval shape and tempered glass cover, it easily transitions to a buffet-style server with the same generous capacity as other jumbo skillets. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. With the heat control removed, the skillet is fully immersible and dishwasher safe.

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F. 22" Electric Griddle

An extra large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.

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Consolidated Balance Sheets

(In thousands except share and per share data) DECEMBER 31,	2007		2006	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 26,715		$ 46,696
Marketable securities		116,559		96,920
Accounts receivable	$ 88,621		$ 66,274	
Less allowance for doubtful accounts	703	87,918	703	65,571
Inventories:				
Finished goods	31,681		24,276	
Work in process	25,831		22,198	
Raw materials	7,973	65,485	9,018	55,492
Deferred tax assets		5,694		7,466
Other current assets		1,408		1,037
Total current assets		303,779		273,182
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,905		1,919	
Buildings	16,964		15,260	
Machinery and equipment	71,522		69,796	
	90,391		86,975	
Less allowance for depreciation	31,129	59,262	24,416	62,559
GOODWILL		11,485		9,085
OTHER ASSETS		150		150
		$374,676		$344,976
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 40,381		$ 35,424
Federal and state income taxes		5,795		7,029
Accrued liabilities		30,599		20,575
Total current liabilities		76,775		63,028
DEFERRED INCOME TAXES		3,290		1,606
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2007 and 2006 Issued: 7,440,518 shares at December 31, 2007 and 2006 Outstanding: 6,839,298 and 6,833,066 shares at December 31, 2007 and 2006, respectively	$ 7,441		$ 7,441	
Paid-in capital	1,496		1,277	
Retained earnings	304,246		290,519	
Accumulated other comprehensive income (loss)	176		(22)	
	313,359		299,215	
Treasury stock, at cost, 601,220 shares in 2007 and 607,452 shares in 2006	18,748		18,873	
Total stockholders' equity		294,611		280,342
		$374,676		$344,976

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings

(In thousands except per share data) YEARS ENDED DECEMBER 31,	2007	2006	2005
Net sales	$420,716	$304,681	$184,565
Cost of sales	344,361	248,338	146,284
Gross profit	76,355	56,343	38,281
Selling and general expenses	22,395	19,813	14,452
Goodwill impairment	—	500	4,148
Operating profit	53,960	36,030	19,681
Other income, principally interest	4,247	4,349	4,345
Earnings before provision for income taxes	58,207	40,379	24,026
Provision for income taxes	19,584	12,419	7,609
Net earnings	$ 38,623	$ 27,960	$ 16,417
Weighted average shares outstanding:			
Basic	6,836	6,831	6,826
Diluted	6,836	6,831	6,827
Net earnings per share:			
Basic	$ 5.65	$ 4.09	$ 2.41
Diluted	$ 5.65	$ 4.09	$ 2.40

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands except share and per share data) YEARS ENDED DECEMBER 31, 2007, 2006, 2005	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2004	$7,441	$1,050	$272,010	$ 93	$(19,079)	$261,515
Net earnings	–	–	16,417	–	–	16,417
Unrealized loss on available-for-sale securities, net of tax	–	–	–	(234)	–	(234)
Total comprehensive income	–	–	–	–	–	16,183
Dividends paid, $1.67 per share	–	–	(11,394)	–	–	(11,394)
Other	–	85	–	–	146	231
Balance December 31, 2005	7,441	1,135	277,033	(141)	(18,933)	266,535
Net earnings	–	–	27,960	–	–	27,960
Unrealized gain on available-for-sale securities, net of tax	–	–	–	119	–	119
Total comprehensive income	–	–	–	–	–	28,079
Dividends paid, $2.12 per share	–	–	(14,474)	–	–	(14,474)
Other	–	142	–	–	60	202
Balance December 31, 2006	7,441	1,277	290,519	(22)	(18,873)	280,342
Cumulative effect of adopting FASB Interpretation No. 48	–	–	1,062	–	–	1,062
Net earnings	–	–	38,623	–	–	38,623
Unrealized gain on available-for-sale securities, net of tax	–	–	–	198	–	198
Total comprehensive income	–	–	–	–	–	38,821
Dividends paid, $3.80 per share	–	–	(25,958)	–	–	(25,958)
Other	–	219	–	–	125	344
Balance December 31, 2007	$7,441	$1,496	$304,246	$ 176	$(18,748)	$294,611

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(In thousands) YEARS ENDED DECEMBER 31,	2007	2006	2005
Cash flows from operating activities:			
Net earnings	$ 38,623	$ 27,960	$ 16,417
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	8,485	7,891	4,245
Deferred income taxes	3,350	(938)	(1,485)
Goodwill impairment	–	500	4,148
Other	1,085	1,324	555
Changes in operating accounts, net of acquisitions:			
Accounts receivable, net	(22,871)	(33,063)	1,277
Inventories	(9,993)	(15,904)	(3,552)
Other current assets	(371)	856	(1,607)
Accounts payable and accrued liabilities	19,897	18,133	(139)
Federal and state income taxes	(173)	(1,253)	2,478
Net cash provided by operating activities	38,032	5,506	22,337
Cash flows from investing activities:			
Marketable securities purchased	(93,965)	(53,472)	(89,088)
Marketable securities—maturities and sales	74,630	68,287	140,482
Acquisition of property, plant and equipment	(6,224)	(7,271)	(13,832)
Acquisition of businesses and earnout payments	(6,748)	(13,834)	(1,500)
Deposit for acquisition of business	–	–	(2,500)
Sale of property, plant and equipment	211	9	12
Net cash provided by (used in) investing activities	(32,096)	(6,281)	33,574
Cash flows from financing activities:			
Dividends paid	(25,958)	(14,476)	(11,394)
Other	41	(76)	(10)
Net cash used in financing activities	(25,917)	(14,552)	(11,404)
Net increase (decrease) in cash and cash equivalents	(19,981)	(15,327)	44,507
Cash and cash equivalents at beginning of year	46,696	62,023	17,516
Cash and cash equivalents at end of year	$ 26,715	$ 46,696	$ 62,023
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 16,586	$14,608	$ 6,617

Supplemental disclosure of non-cash investing and financing activities:

As of December 31, 2007, 2006, and 2005, the unrealized gain (loss) on available for sale securities, net of tax, was $176,000, ($22,000), and ($141,000).

During 2007, 2006, and 2005, $0, $500,000, and $750,000, respectively, were accrued for goodwill related to the acquisition of NCN Hygienic Products, Inc. During 2007 and 2006, $0 and $4,041,000, respectively, were accrued pertaining to the acquisition of certain assets of Amron, LLC.

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation
The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note N.

(3) Cash, Cash Equivalents and Marketable Securities
Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $11,711,000 and $7,006,000 at December 31, 2007 and 2006 are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable securities: The Company has classified all marketable securities as available-for-sale, which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities.

At December 31, 2007 and 2006, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the table:

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2007				
Tax-exempt Government Bonds . .	$116,288	$116,559	$279	$ 8
December 31, 2006				
Tax-exempt Government Bonds . .	$ 96,953	$ 96,920	$ 2	$35

Proceeds from sales of marketable securities totaled $74,630,000 in 2007, $68,287,000 in 2006, and $140,482,000 in 2005. Gross gains related to sales of marketable securities totaled $0, $0, and $203,000 in 2007, 2006, and 2005, respectively. There were no gross losses related to sales of marketable securities in 2007, 2006, and 2005. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains (losses) of $271,000, ($33,000), and ($216,000) before taxes at December 31, 2007, 2006, and 2005, respectively. No unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2007, 2006, or 2005.

The contractual maturities of the marketable securities held at December 31, 2007 are as follows: $22,489,000 within one year; $27,602,000 beyond one year to five years; $21,312,000 beyond five years to ten years, and $45,156,000 beyond ten years. All of the instruments in the beyond five year ranges are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(4) Fair Value of Financial Instruments
The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Accounts Receivable
The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(6) Inventories
Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(7) Property, Plant and Equipment
Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have

been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(8) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. A goodwill impairment was recognized during 2007, 2006, and 2005 of $0, $500,000, and $4,148,000, respectively, related to the Absorbent Products segment. The Company's goodwill as of December 31, 2007 and 2006 was $11,485,000 and $9,085,000, respectively, relating to its Defense Products segment. The increase stemmed from earnout payments made in 2007 in connection with the purchase of certain assets from Amron, LLC. (See Note L.) In addition, at both December 31, 2007 and 2006 goodwill was $0 related to its Housewares/Small Appliances and Absorbent Products segments.

The Company's annual impairment testing dates were October 1, 2007, and October 2, 2006. As of the testing date in 2006, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability and losses experienced by the segment in 2006. Using a multiple of earnings to estimate fair value, it was determined that goodwill was fully impaired. For the Defense segment, no impairment was indicated. The Company has no recorded intangible assets, other than goodwill.

(9) Revenue Recognition

For all of its segments, the Company generally recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are arrived at by deducting early payment discounts and cooperative advertising from gross sales. The Company records cooperative advertising when revenue is recognized. During the current year, certain warranty claims were reclassified and accounted for as returns and allowances. See Note A(10) for a description of the Company's policy for sales returns.

(10) Sales and Returns

Sales are recorded net of discounts and returns. The latter primarily pertains to warranty returns, returns of seasonal items, and returns of those newly introduced products sold on a guaranteed basis. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(11) Shipping and Handling Costs

In accordance with the Emerging Issues Task Force (EITF) issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling revenues in net sales and shipping costs in cost of goods sold.

(12) Advertising

The Company's policy is to expense advertising as incurred for the year and include it in selling and general expenses. Advertising expense was $13,000, $303,000, and $567,000 in 2007, 2006, and 2005.

(13) Stock Options

The modified prospective method is used for valuing stock options issued. The pro forma effect on earnings for 2007 and 2006 of accounting for stock options using the fair value method is not material. There was no stock-based compensation expense recognized in 2007 or 2006 since all previously granted stock options were granted and vested prior to the adoption of FASB Statement No. 123R. See Note F.

(14) Accumulated Other Comprehensive Income (Loss)

The $176,000 and ($22,000) of accumulated comprehensive gain (loss) at December 31, 2007 and 2006, respectively, relate to the unrealized gain (loss) on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $95,000 and $12,000 for 2007 and 2006, respectively.

(15) Product Warranty

The Company's Housewares/Small Appliance Segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. During the current year, certain warranty claims were reclassified and accounted for as sales returns and allowances. The following table shows the changes in product warranty liability for the period:

(In thousands)	2007	2006
Beginning balance January 1	$2,692	$2,033
Reclassification of certain warranty claims as sales returns and allowances	(2,597)	0
Accruals during the period	971	2,693
Charges/payments made under the warranties	(637)	(2,034)
Balance December 31	$429	$2,692

(16) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), *Accounting for Contingencies.* See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(17) Recently Issued Accounting Pronouncements

FASB 157: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS No. 157), *Fair Value Measurements,* to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 retains the exchange price notion in earlier definitions of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. Moreover, the SFAS states that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. Consequently, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Finally, SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Entities are encouraged to combine the fair value information disclosed under SFAS No. 157 with the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* where practicable. The guidance in this Statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* at initial recognition and in all subsequent periods.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier application is encouraged. Additionally, prospective application of the provisions of SFAS No. 157 is required as of the beginning of the fiscal year in which it is initially applied, except when certain circumstances require retrospective application. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

FASB 159: In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option may only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis, is irrevocable and is applied only to an entire instrument and not only to specified risks, cash flows or portions of that instrument. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No.159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material effect on its respective financial position and results of operations.

FASB 141(R): In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141(R) to have a material impact on its current consolidated financial position and results of operations. However, depending upon the size, nature and complexity of future acquisition transactions, the adoption of SFAS 141(R) could materially impact the Company's consolidated financial statements.

FASB 160: In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("FAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company does not have any noncontrolling interests and, accordingly, does not expect the adoption of SFAS No. 160 to have a material impact on the Company's consolidated financial position or results of operations.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $25,891,000 and $19,442,000 as of December 31, 2007 and 2006, respectively, and consists of Housewares/Small Appliance finished goods. Under LIFO, inventories are valued at approximately $2,419,000 and $994,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2007 and 2006, respectively. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

	Increase (Decrease) *(In thousands except per share data)*		
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2007	($1,425)	$933	$ .14
2006	($818)	$507	$ .07
2005	($176)	$109	$ .02

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the first-in, first-out method and total $39,594,000 and $36,050,000 at December 31, 2007 and 2006. The 2007 FIFO total is comprised of $5,790,000 of finished goods, $25,831,000 of work in process, and $7,973,000 of raw material and supplies. At December 31, 2006 the FIFO total was comprised of $4,834,000 of finished goods, $22,198,000 of work in process, and $9,018,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2007 accrued liabilities consisted of payroll $20,824,000, product liability $5,350,000, environmental $2,810,000, plant closing costs $180,000, and other $1,435,000. At December 31, 2006 accrued liabilities consisted of payroll $10,858,000, product liability $5,800,000, environmental $1,680,000, plant closing costs $301,000, and other $1,936,000.

The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies.

D. TREASURY STOCK:

As of December 31, 2007, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in either 2007 or 2006. Treasury shares have been used for the exercise of stock options and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. There were no antidilutive shares outstanding at December 31, 2007, 2006, or 2005.

The following is a reconciliation of basic and diluted net income per share for the years ended December 31, 2007, 2006, and 2005:

	(In thousands except per share data)		
	2007	2006	2005
Net earnings (1)	$38,623	$27,960	$16,417
Weighted average common shares outstanding (2)	6,836	6,831	6,826
Common share equivalents relating to stock options	–	–	1
Adjusted common and common equivalent shares for computation (3)	6,836	6,831	6,827
Net earnings per share:			
Basic (1 / 2)	$5.65	$4.09	$2.41
Diluted (1 / 3)	$5.65	$4.09	$2.40

F. STOCK OPTION PLAN:

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for grant to key employees. There were no stock options outstanding at December 31, 2007. Stock options for 500 shares at a weighted average price of $38.63 per share were outstanding at December 31, 2006. There were 0 shares and 500 shares exercisable at $38.63 at December 31, 2007 and 2006, respectively. No options were granted during the years ended December 31, 2007, 2006, or 2005. During both 2007 and 2006, 250 shares were exercised.

G. RETIREMENT PLANS:

Pension Plan: The Company contributes to a union-sponsored, multi-employer pension plan on behalf of union employees of the Amron division of its AMTEC subsidiary. Contributions are made in accordance with the then current labor agreement with the union. The Company may receive claims for sums in excess of contributions required under the labor agreement for various reasons including legal changes, pension plan assumption changes and the failure or withdrawal of a plan member. Generally, such claims would not be made unless and until the plan were terminated or Amron withdrew from the plan. Such a withdrawal would require both union membership approval and an amendment to the labor agreement with the union.

During 2007, the plan provided Amron with documentation stating that the approximate cost to withdraw during 2007 was $1,900,000. The actual cost to withdraw is not known.

The Company's contributions to this union pension plan were $362,000 and $296,000 during the years ended December 31, 2007 and 2006, respectively.

401(k) Plan: The Company sponsors a 401(k) retirement plan that covers substantially all employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company's related cash dividends, totaled $475,000 in 2007, $368,000 in 2006, and $305,000 in 2005. In addition, the Company made cash contributions of $583,000 in 2007, $552,000 in 2006, and $528,000 in 2005 to the 401(k) Plan.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)	2007	2006	2005
Current:			
Federal	$13,693	$11,396	$7,514
State	3,140	1,961	1,580
	16,833	13,357	9,094
Deferred:			
Federal	2,974	(727)	(977)
State	(223)	(211)	(508)
	2,751	(938)	(1,485)
Total tax provision	$19,584	$12,419	$7,609

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2007	2006	2005
Statutory rate	35.0%	35.0%	35.0%
State tax	3.3	2.8	2.9
Tax-exempt interest and dividends	(3.0)	(3.8)	(6.0)
Other	(1.7)	(3.2)	(0.2)
Effective rate	33.6%	30.8%	31.7%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance for deferred tax assets was deemed necessary at December 31, 2007 for certain state attribute carryforwards. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2007	2006
Deferred tax assets		
Insurance (primarily product liability)	$2,194	$2,024
Deferred compensation	1,439	3,482
Goodwill	1,307	1,605
Environmental	1,116	657
Vacation	850	696
State attribute carryforwards	746	296
Other	95	607
Total deferred tax assets	$7,747	$9,367
Valuation allowance	(598)	0
Net deferred tax assets	$7,149	$9,367
Deferred tax liabilities		
Depreciation	($4,745)	($3,507)
Net deferred tax assets	$2,404	$5,860

The Company establishes tax reserves in accordance with FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* (FIN No. 48), which was adopted at the beginning of 2007. The initial application of FIN No. 48 resulted in a net decrease to the Company's consolidated accrued income tax reserve of $1,062,000, with an offsetting increase to retained earnings.

Upon adoption of FIN No. 48, the Company had $538,000 in gross unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate. As of December 31, 2007, the Company had $551,000 in gross unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate. The Company expects $324,000 of the unrecognized tax benefits will be settled during 2008 as a result of governmental audits.

The following is a reconciliation of the Company's unrecognized tax benefits for the year ended December 31, 2007:

Balance upon adoption of FIN 48	$538,000
Additions for tax positions taken related to prior years	13,000
Balance at December 31, 2007	$551,000

It is the Company's practice to include interest and penalties in tax expense. The Company accrued interest in the amount of $18,000 as of December 31, 2007.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. The Company is currently under audit by the Internal Revenue Service for the tax years 2002 through 2005, as well as a single state for the same period. For all other states, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 11%, 15%, and 27% of consolidated net sales for the years ended December 31, 2007, 2006, and 2005. In the Absorbent Products segment, one customer accounted for 12%, 14%, and 14% of consolidated net sales for the years ended December 31, 2007, 2006, and 2005.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2007, 2006, and 2005. There is no similar provision applicable to the Chinese Yuan which until 2005 had been tied to the U.S. Dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign translation gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2007 and 2006, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources.

Raw materials for the Absorbent Products segment are commodities that are available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire and at this time, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2007, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on and off site; however, should environmental agencies require additional studies, extended monitoring or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $2,810,000 and $1,680,000 as of December 31, 2007 and 2006, respectively and is included in accrued liabilities on the balance sheet. The increase in the liability reflects the recognition of the fact that EPA oversight costs and the operation of on and off site environmental remediation programs are projected to continue beyond the original anticipated time frame.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2008	$350
2009	300
2010	300
2011	300
2012	300
Thereafter	1,260
	2,810

L. BUSINESS ACQUISITION:

On January 30, 2006, the Company purchased certain assets of Amron, LLC, an Antigo, Wisconsin defense manufacturer of cartridge cases used in medium caliber (20–40mm) ammunition. The acquisition enhanced the Company's position as a viable competitive force in medium caliber ammunition programs of the U.S. Department of Army. The original purchase price was $24,000,000, consisting of a $16,000,000 payment at closing and an $8,000,000 earnout amount, which was to be paid based upon certain earnings targets through December 31, 2010. Based on 2006 earnings, a $4,000,000 earnout was accrued at December 31, 2006 and paid during the first quarter of 2007. On April 13, 2007, the Company reached an agreement with the seller, whereby the remaining $4,000,000 earnout obligation was settled by a payment of $2,400,000. Accordingly, the adjusted purchase price is $22,400,000. The accrued earnout at December 31, 2006 was added to goodwill. Likewise, the earnout settlement payment made during the second quarter of 2007 was also added to goodwill.

The acquisition was accounted for as a purchase with all assets recorded at fair market value. The excess of the purchase price over the net tangible assets has been recorded as goodwill and is included as part of the Company's Defense Products segment. The amounts allocated to goodwill are deductible for income tax purposes. Based upon the purchase price and fair value of the assets acquired, the following represents the allocation of the aggregate purchase price to the acquired net assets of Amron, LLC. This allocation differs from what was previously reported primarily because of appraisals of property, plant and equipment that were finalized during the fourth quarter of 2006 and adjustments to the purchase price.

	(In thousands)
Receivables	$ 224
Inventory	1,909
Prepaids	68
Fixed assets	13,748
Goodwill	1,529
Total assets acquired	$17,478
Less: Current liabilities assumed	(1,478)
Net assets acquired	$16,000

The results of operations for the Company include those of Amron, LLC as of the date of closing. The following pro forma condensed consolidated results of operations have been prepared as if the acquisition of Amron had occurred as of January 1, 2005.

	(unaudited) *(In thousands except per share data)*	
	2006	2005
Net revenues	$307,452	$209,786
Net income	28,022	17,353
Net income per share:		
Basic	$4.10	$2.54
Diluted	4.10	2.54
Weighted average shares outstanding:		
Basic	6,833	6,826
Diluted	6,833	6,827

The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2005, nor are they necessarily indicative of the results that may occur in the future.

M. DISPOSAL ACTIVITIES:

On October 9, 2006, the Company decided to consolidate its adult incontinence production capabilities in its Absorbent Products segment and, as a result, began the process of relocating its adult incontinence manufacturing equipment from its Marietta, Georgia facility to its Eau Claire, Wisconsin facility. This consolidation, which began during the fourth quarter of 2006, was completed during the first quarter of 2007 and served to improve the segment's long-term manufacturing efficiencies. As a result of the consolidation, the Georgia facility has been closed. The Company issued a W.A.R.N. (Worker Adjustment and Retraining Notification) notice on October 9, 2006. The total cost of the relocation activities was $950,000, including $760,000 for the disassembly, transportation, installation of machinery and equipment and other related costs and $190,000 for one-time termination benefits to affected employees. During 2007, $320,000 was incurred for the disassembly, transportation, installation of machinery and equipment and other related costs, and $180,000 was incurred for one-time termination benefits to affected employees. Expenses related to the above disposal activities are included in Cost of Sales. With the exception of one-time termination benefits and capital expenditures related to the shut-down of the Georgia facility, costs will be expensed as incurred, consistent with the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, as employee services are performed and other associated costs are incurred.

At December 31, 2006, the Company had accrued $79,000 related to the one-time termination benefit, all of which was paid during 2007.

N. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliances, Defense Products, and Absorbent Products.

The Housewares/Small Appliances segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from nonaffiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition rounds for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. The segment was further augmented with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin during 2006. This facility primarily manufactures cartridge cases used in medium caliber (20–40mm) ammunition. See Note L.

The Absorbent Product segment was started on November 19, 2001 with the acquisition of certain assets from RMED International, Inc, forming Presto Absorbent Products, Inc. This company manufactures diapers and, starting in 2004, adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The products are sold to distributors and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for dogs. The Company has since decided to close the Georgia facility and consolidate the absorbent products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads. See Note M.

(In thousands)	HOUSESWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS[2]	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2007				
External net sales	$131,267	$224,384	$65,065	$420,716
Gross profit (loss)	29,658	48,294	(1,597)	76,355
Operating profit (loss)	19,931	36,700	(2,671)	53,960
Total assets	223,115	103,653	47,908	374,676
Depreciation and amortization	790	2,729	4,966	8,485
Capital expenditures	916	4,821	487	6,224
Year ended December 31, 2006				
External net sales	$124,455	$126,849	$53,377	$304,681
Gross profit	32,809	28,762	(5,228)	56,343
Operating profit	22,441	20,262	(6,673)[1]	36,030
Total assets	213,032	80,043	51,901	344,976
Depreciation and amortization	812	2,007	5,072	7,891
Capital expenditures	1,314	18,627	1,078	21,019
Year ended December 31, 2005				
External net sales	$111,987	$36,954	$35,624	$184,565
Gross profit	30,975	9,564	(2,258)	38,261
Operating profit	21,139	5,797	(7,255)[1]	19,681
Total assets	232,458	28,471	46,486	307,415
Depreciation and amortization	927	305	3,013	4,245
Capital expenditures	802	2,137	10,893	13,832

[1] *The operating profit reflects goodwill impairment of $500,000 and $4,148,000 in 2006 and 2005, respectively, which is more fully described in Note A(8).*

[2] *The Defense segment for 2007 and 2006 includes revenue and earnings related to the acquisition of certain assets of Amron, LLC. See Note L.*

In the summary shown, operating profit represents earnings before other income, principally interest income and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliances segment for all periods presented.

O. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases. Rent expense was approximately $1,113,000, $963,000, and $773,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Future minimum annual rental commitments are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2008	$ 408
2009	250
2010	248
2011	248
2012	231
Thereafter	2,220
	$3,605

P. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2007 and 2006:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2007					
First	$ 81,070	$ 12,314	$ 5,021	$ .73	$ .73
Second	96,186	15,469	6,949	1.02	1.02
Third	99,492	18,429	8,712	1.27	1.27
Fourth	143,968	30,143	17,941	2.63	2.63
Total	$420,716	$ 76,355	$38,623	$5.65	$5.65
2006					
First	$ 45,053	$ 5,284	$ 1,918	$ .28	$ .28
Second	58,014	8,911	3,614	.53	.53
Third	81,531	15,825	7,180	1.05	1.05
Fourth	120,083	26,323	15,248	2.23	2.23
Total	$304,681	$ 56,343	$27,960	$4.09	$4.09

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment builds inventory during the first three quarters to meet the sales demand of the fourth quarter. Although the other segments are typically non-seasonal, the increase in sales and profits in the first and second quarters of 2007 also reflect the Defense segment's shipments under the 40mm systems contract which started in the third quarter of 2006.

Q. LINE OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the second quarter. As of both December 31, 2007 and 2006, the line of credit limit was set at $10,000,000, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent.

R. SUBSEQUENT EVENT:

On February 29, 2008, the Company's Board of Directors announced an increase in the regular dividend from $.95 to $ 1.00 per share, plus an extra of $3.25. On March 14, 2008, a payment of $29,067,000 was made to the shareholders of record as of March 10, 2008.

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 Index") and companies with a December 31, 2007, market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



400
350
300
250
200
150
100
50
0
DOLLARS
National Presto Industries, Inc.
S&P 500 Index
Companies with Similar Market Capitalization
2002
2003
2004
2005
2006
2007

Assumes $100 invested on December 31, 2002, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with Similar Market Capitalization: Alvarion Ltd, Cache, Inc., Covad Communications Group, Flow International Corp., GSI Group, Inc., Harvest Natural Resources, Iphonic, Inc., Marchex, Inc., Marten Transport, Ltd., Methode Electronics, Inc.-Class A, Nabi Biopharmaceuticals, Pharmanet Development Group, Inc., Sify Limited-ADRs, Smith & Wesson Holding Corp., Symmetricom, Inc., and Toreador Resources Corp.

Peru Copper, Inc. and Webmethods, Inc. were included in the Company's 2006 "Peer Group," but were acquired by other enterprises during 2007 and therefore are excluded from the current year's list of Companies with Similar Market Capitalization for all years shown.

Report of Independent Registered Public Accounting Firm

BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheet of National Presto Industries, Inc. as of December 31, 2007 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. In connection with our audits of the financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts for the year ended December 31, 2007. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note H to the financial statements, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes- an Interpretation of FASB No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 17, 2008 expressed an adverse opinion thereon.

/S/ BDO Seidman, LLP
Milwaukee, Wisconsin
March 17, 2008

Report of Independent Registered Public Accounting Firm

To the Stockholders, Audit Committee and Board of Directors
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheet of National Presto Industries, Inc. as of December 31, 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. as of December 31, 2006 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information, Schedule II - Valuation and Qualifying Accounts, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
August 23, 2007

Report of Independent Registered Public Accounting Firm

BDO Seidman, LLP
Accountants and Consultants

Board of Directors and Shareholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in internal control over financial reporting relating to the Company's use of judgmental estimates in accounting for the defense segment scrap and possible lot failures has been identified and described in management's assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 17, 2008 on those financial statements.

In our opinion, National Presto Industries, Inc. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of National Presto Industries, Inc. as of December 31, 2007 and the related consolidated statements of earning, stockholders' equity, and cash flows for the year then ended and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/S/ BDO Seidman, LLP
Milwaukee, Wisconsin
March 17, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company's 2007 Annual Report to Shareholders, in the Company's Form 10-K, in the Proxy Statement for the annual meeting held November 13, 2007, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts, failure of subcontractors or vendors to perform as required by contract; and the efficient start-up and utilization of capital equipment investments. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2007 COMPARED TO 2006

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2007 and 2006.

On a consolidated basis, sales were up by $116,035,000 (38%), gross margins up by $20,012,000 (36%), and selling and general expense up by $2,582,000 (13%). Other income, principally interest, decreased by $102,000, earnings before provision for income taxes increased by $17,828,000 (44%), and net earnings by $10,663,000 (38%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $6,812,000 from $124,455,000 to $131,267,000, or 6%, primarily resulting from an increase in units shipped. Defense net sales increased by $97,535,000 from $126,849,000 to $224,384,000, or 77%, with approximately 70% of the increase attributable to sales related to the U.S. Department of the Army 40mm systems program and the remaining increase largely stemming from the increased shipment of other units. Absorbent Products net sales increased by $11,688,000 from $53,377,000 to $65,065,000, or 22%, reflecting increased volume from the adult incontinence line of products.

Housewares/Small Appliance gross profit for 2007 decreased $3,151,000 from $32,809,000 (26% of sales) in 2006 to $29,658,000 (23% of sales) in 2007. The decrease was primarily attributable to increased costs, and to a small degree, a less favorable product mix. Defense gross profit dollars increased $19,532,000 from $28,762,000 to $48,294,000, while the gross profit percentage decreased from 23% to 22%. The increase in gross profit dollars is primarily attributable to the increased volume referenced above, while the decline in the gross margin percentage was due to a change in the product mix, reflecting the increase in revenues related to the 40mm system program which carry a lower margin. Absorbent Products gross profit was a negative $1,597,000 in 2007 versus a negative $5,228,000 in 2006, an improvement of $3,631,000, reflecting higher production levels and better efficiencies, although not to the targeted level required to fully absorb depreciation expense.

Until mid-2005, the Chinese Yuan had been tied to the U.S. Dollar, but has since been allowed to float and has appreciated in value. With the continued pressure from the United States Congress on the Chinese government to allow the Yuan to appreciate, the additional decline in the value of the dollar resulting from the Federal Reserve Board's decision to reduce the federal funds rates, and the increase in commodity costs largely triggered by the dramatic rise of oil prices, the Housewares/Small Appliance segment's product costs in 2007 increased over 2006 levels and has and is expected to continue to increase through 2008. With the exception of pulp pricing for the Absorbent Product business, component and commodity costs for the other segments of the business are not affected to any material degree by changes in exchange rates, however, they too have been and are expected to be unfavorably impacted by the effect of increased material, fuel, and processing costs stemming from higher petroleum prices.

Selling and general expenses for the Housewares/Small Appliance segment decreased $641,000 reflecting the absence of legal fees incurred during 2006 for the SEC lawsuit (see Item 9) and a reduction in advertising expenditures, offset in part by the augmentation of the Company's environmental reserve in recognition of the fact that EPA oversight costs and the operation of on and off site environmental remediation programs are projected to continue beyond the original anticipated time frame. Defense selling and general expenses increased $3,094,000 reflecting increased compensation and staffing commensurate with the Defense segment's increased sales and earnings levels, as well as an incentive to key executives to promote rapid growth of the business.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $17,828,000 from $40,379,000 to $58,207,000. The provision for income taxes increased from $12,419,000 to $19,584,000, which resulted in an effective income tax rate increase from 31% to 34% largely due to the absence in 2007 of a multi-year research and development credit covering the period 2002 through 2005 deducted in 2006. Net earnings increased $10,663,000 from $27,960,000 to $38,623,000.

2006 COMPARED TO 2005

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2006 and 2005.

On a consolidated basis, sales were up by $120,116,000 (65%), gross margins up by $18,062,000 (47%), and selling and general expense up by $5,361,000 (37%). Other income, principally interest, increased slightly by $4,000, earnings before provision for income taxes increased by $16,353,000 (68%), and net earnings by $11,543,000 (70%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $12,468,000 from $111,987,000 to $124,455,000, or 11%, primarily resulting from an increase in units shipped, offset in part by price decreases in the form of additional promotional support. Defense net sales increased by $89,895,000 from $36,954,000 to $126,849,000, or

243%, with approximately 65% of the increase attributable to sales related to the U.S. Department of the Army 40mm systems program and the remaining increase largely stemming from the expansion of the Defense segment with the acquisition of certain assets of Amron, LLC (see Note L). Absorbent Products net sales increased by $17,753,000 from $35,624,000 to $53,377,000, or 50%, reflecting increased volume from the adult incontinence line of products.

Housewares/Small Appliance gross profit for 2006 increased $1,834,000 from $30,975,000 to $32,809,000, while gross profit as a percentage of sales decreased from 28% in 2005 to 26% in 2006. Defense gross profit dollars increased $19,198,000 from $9,564,000 to $28,762,000, while the gross profit percentage decreased from 26% to 23%. The increase in gross profit dollars for both segments is primarily attributable to the increased volume referenced above, while the decrease in percentage relates to increased product costs, partially offset by a more favorable product sales mix. Changes in the value of the Chinese currency (Yuan), as more fully explained below, has resulted in an increase in Housewares/Small Appliance product costs. Defense margins were also impacted by an incentive program offered to key executives as an incentive to increase the size of the business. Absorbent products gross profit dropped to a loss of $5,228,000 in 2005. The decline stemmed primarily from increased material costs, increased depreciation costs, and cost inefficiencies of a startup/learning curve nature related to the ramp-up of new state-of-the-art machinery.

Until mid-2005 the Yuan had been tied to the U.S. Dollar, but has since been allowed to float and has appreciated in value. With the continued pressure from the United States Congress on the Chinese government to allow the Yuan to appreciate further, coupled with increases in the cost of commodities like aluminum and copper, the Housewares/Small Appliance segment's product costs in 2006 increased over 2005 levels and has and is expected to continue to increase through 2007. Component and commodity costs for the other segments of the business are not affected to any material degree by changes in exchange rates, however, they too have been impacted by the effect of increased commodity costs stemming from higher petroleum prices and increases in metals like zinc.

Selling and general expenses for the Housewares/Small Appliance and Absorbent Products segments had nominal increases. Defense selling and general expenses increased $4,733,000 reflecting increased compensation and staffing commensurate with the Defense segment's increased sales and earnings levels, as well as an incentive to key executives to promote rapid growth of the business.

The Company tests for goodwill impairment on an annual basis or more frequently, as required. During the 2006 annual goodwill impairment test, goodwill associated with Absorbent Products segment was deemed to be fully impaired. An additional earnout amount of $500,000 was accrued based upon certain performance targets met through December 31, 2006. That amount was also written off as impaired goodwill during fourth quarter 2006. A charge to income of $4,148,000 was made for the Absorbent segment goodwill impairment during the fourth quarter of 2005. See Note A(8).

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $16,353,000 from $24,026,000 to $40,379,000. The provision for income taxes increased from $7,609,000 to $12,419,000, which resulted in an effective income tax rate decrease from 32% to 31% largely due to the impact of a research and development credit covering the period 2002 through 2006. Net earnings increased $11,543,000 from $16,417,000 to $27,960,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $38,032,000 during 2007 compared to $5,506,000 during the comparable period in the prior year. The principal factors behind the increase can be found in the changes in the components of working capital within the statement of cash flows, combined with the increase in net earnings of $10,663,000.

Cash used in investing activities was $32,096,000 during 2007 compared to $6,281,000 during 2006. The change in cash flow is primarily attributable to two factors, one of which served to partially offset the other. First, more cash was used to purchase instruments classified as marketable securities in 2007 than in 2006. The second and partially offsetting factor was that, although cash was used in both years in connection with the purchase of certain assets of Amron, LLC, smaller payments were made in 2007 than in 2006. (See Note L).

Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), and subsequent reclassification has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December, 31, 2007 and 2006, $67,471,000 and $70,778,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7 day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

Cash used in financing activities for 2007 and 2006 differed primarily as a result of the $.03 and $1.65 per share increases in the regular and extra dividends, respectively, paid during those years.

As a result of the foregoing factors, cash and cash equivalents decreased in 2007 by $19,981,000 to $26,715,000.

Working capital increased by $16,850,000 to $227,004,000 at December 31, 2007, reflecting the increased sales and production activities in the Defense and Absorbent segments and sales in the Housewares/Small Appliances segment. The Company's current ratio was 4.0 to 1.0 at fiscal 2007 year-end, compared to 4.3 to 1.0 at the end of fiscal 2006.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during the first half of 2007 were higher than those in the proceeding year, and in turn, average yields for the full year exceeded those enjoyed in 2006, notwithstanding the federal funds rate reductions in the final four months of 2007. The higher yields served to increase interest income, despite the reduction in the Company's investment holdings. There can be no assurance that interest rates will not decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $230,000,000 at December 31, 2007 and $250,000,000 at December 31, 2006. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be performed during a 12- to 14-month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company's specified contractual obligations at December 31, 2007:

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD *(In thousands)* TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 3,605	$ 408	$498	$479	$2,220
Purchase obligations[1]	$154,522	$154,522	$ –	$ –	$ –
Earnout and incentive payments[2]	$ 20,293	$ 20,293	$ –	$ –	$ –
Total	$ 178,420	$175,223	$498	$479	$2,220

[1] Purchase obligations includes outstanding purchase orders at December 31, 2007. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.

[2] The Company has agreed to make certain payments based upon the performance of the companies in the Defense segment.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry insurance to cover claims once they reach a specified threshold. The Company is partly insured for product liability and health care claims, and therefore records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold on a guaranteed basis. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's seven-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The balance of the Company's investments is held primarily in fixed and variable rate municipal bonds with an average life of less than one year. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2007, 2006, and 2005. There is no similar provision applicable to the Chinese Renminbi (RMB), which until 2005 had been tied to the U.S. Dollar. To the extent there are further revaluations of the RMB vis-à-vis the U.S. Dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on accounting and financial disclosure, but there have been changes in accountants. The first change stemmed from the lawsuit that the Securities and Exchange Commission (SEC) filed in July 2002 in the federal district court in Chicago, Illinois against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company from 1992 through 2002. The case did not involve fraud, deceptive practices, or questionable accounting methods. The federal district judge granted the SEC's motion for summary judgment on October 31, 2005. On December 23, 2005, the judge ordered the Company to register under the Investment Company Act. As he barred the Company from operating in interstate commerce until the filing was completed, the Company immediately filed the requisite application, albeit under protest, indicating that it did not meet the filing criteria. The Company filed a notice of appeal from the decision to the Federal Circuit Court of Appeals in the 7th Circuit. On May 15, 2007, the appellate court reversed the lower court, ruling that the Company is not and has never been an investment company and that the Company was free to drop its registration under the Investment Company Act and operate under the Securities Exchange Act of 1934 whether or not the SEC gave its formal approval to that step.

Prior to the appellate court's decision, there was considerable discussion between the Company's outside counsel and the SEC staff on the manner in which financial information was to be presented during the period in which the appeal was pending. As a result of the controversy surrounding the SEC's staff's ultimate mandate that an investment company footnote be inserted into the Company's financial statements for the year ended December 31, 2005, the Company's predecessor independent registered accounting firm, Grant Thornton, LLP, withdrew its opinion for the years ending December 31, 2005, 2004, and 2003. Subsequently, the firm withdrew from the audit engagement as well. Despite the 7th Circuit Court of Appeals' decision, Grant Thornton would not reinstate its opinions, necessitating the reaudit of all three years by the successor auditor, Virchow Krause & Co., LLP.

On November 8, 2007, the Company's Audit Committee of the Board of Directors with the approval of the Board of Directors, formally determined to engage BDO Seidman, LLP ("BDO"), as the Company's independent registered accounting firm for 2007. The decision to change audit firms was not related to any disagreement with the Company's prior auditor, Virchow Krause & Co., LLP ("VK"), on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The Company has historically used the same audit firm to perform its audit and review its tax filings. In 2006, it split the two functions between VK, which handled the audit work and BDO, which performed the tax reviews. The bifurcation of the functions resulted in substantial inefficiency and the Company asked both firms to submit competitive bids under which the functions would once again be handled by the same firm.

Subsequently, on November 8, 2007, Virchow Krause formally advised the Company that it had resigned. On that same date, the Audit Committee appointed BDO Seidman, LLP as the independent registered public accounting firm for the Company for the fiscal year ended December 31, 2007.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer who is also acting as Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a–15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2007.

The Company's Chief Executive Officer/Interim Chief Financial Officer has concluded that the Company had a material weakness in internal control over financial reporting solely relating to its use of government Cost Accounting Standards (48 CFR Part 9904) in developing the estimates to account for Defense segment scrap and possible lot failures, and solely for this reason, its internal control over financial reporting and its disclosure controls and procedures were not effective as of that date.

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting

The management of National Presto Industries, Inc. (NPI) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) and 15d–15(f) under the Securities and Exchange Act of 1934. NPI's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

NPI management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment and those criteria, we believe that, as of December 31, 2007, the Company had a material weakness in internal control over financial reporting solely relating to its use of government Cost Accounting Standards (48 CFR Part 9904) in developing the estimates to account for Defense segment scrap and possible lot failures. In the future, we will expand our review procedures to determine if adjustments to the estimates dictated by the Cost Accounting Standards are required by generally accepted accounting principles.

NPI's independent auditors have issued its report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 29.

SELECTED FINANCIAL DATA

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Net sales	$420,716	$304,681	$184,565	$ 158,956	$ 125,744
Net earnings	$ 38,623	$ 27,960*	$ 16,417*	$ 15,441*	$ 15,477*
Net earnings per common and common equivalent share	$ 5.65	$ 4.09*	$ 2.40*	$ 2.26*	$ 2.27*
Total assets	$374,676	$344,976	$307,415	$302,006	$298,565
Dividends paid per common share applicable to current year	$ 3.80	$ 2.12	$ 1.67	$ 1.17	$ .92

** 2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($0.17 per share) related to plant closing expenses and $817,000 ($0.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($0.46 per share).

SUMMARY OF STATISTICS

63rd Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2007	$420,716	$38,623	6,836	$5.65	$ .95	$ 2.85	$43.10
2006	304,681	27,960*	6,831	4.09*	.92	1.20	41.04
2005	184,565	16,417*	6,827	2.40*	.92	.75	39.04
2004	158,956	15,441*	6,823	2.26*	.92	.25	38.33
2003	125,744	15,477*	6,821	2.27*	.92	–	36.99

** 2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($0.17 per share) related to plant closing expenses and $817,000 ($0.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($0.46 per share).

RECORD OF DIVIDENDS PAID AND MARKET PRICE OF COMMON STOCK

	2007 FISCAL YEAR DIVIDENDS PAID PER SHARE	2007 MARKET PRICE HIGH	2007 MARKET PRICE LOW	2006 FISCAL YEAR DIVIDENDS PAID PER SHARE	2006 MARKET PRICE HIGH	2006 MARKET PRICE LOW
First Quarter	$3.80	$66.98	$53.74	$2.12	$49.33	$41.28
Second Quarter	–	63.32	56.69	–	61.33	48.64
Third Quarter	–	62.95	52.46	–	56.70	49.60
Fourth Quarter	–	55.36	51.37	–	62.65	54.23
Full Year	$3.80	$66.98	$51.37	$2.12	$62.65	$41.28

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Investor Services
Chicago, Illinois
(312) 588-4222

Annual Meeting of Shareholders

May 20, 2008 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2007 there were 413 stockholders.

Shareholder Inquiries

For general information about the Company, telephone (715) 839-2119.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2007 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2007.

DIRECTORS AND OFFICERS

Board of Directors

Maryjo Cohen
Chair of the Board,
President, and
Chief Executive Officer

Melvin S. Cohen
Former CEO of the Company
from 1989 until 1994;
Former Director of the Company
from 1953 until 2005;
Currently retired

Richard N. Cardozo
Professor Emeritus,
Carlson School of Management,
University of Minnesota;
Senior Scholar,
Florida International University;
Adjunct Professor,
University of Miami

Patrick J. Quinn
Chairman and President,
Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from November 2003 until retirement in July 2007

Officers and Principal Executives

Maryjo Cohen
Chair of the Board,
President, and
Chief Executive Officer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Ian M. Kees
General Counsel and
Corporate Secretary

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

Address Service Requested

Presorted Standard
U.S. Postage
PAID
Permit No. 27
Eau Claire, Wis.

END